UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 14, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

77 Corporate Drive

Bridgewater, New Jersey 08807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Updates Clinical Pipeline

On September 14, 2026, Legend Biotech Corporation (the “Company”) made an updated clinical pipeline available on its website, as set forth in Exhibit 99.1 to this Form 6-K.

This report on Form 6-K, including the exhibits attached hereto, shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (Nos. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Pipeline

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

September 14, 2026	By:	/s/ Alan Bash
Alan Bash
Interim Chief Executive Officer